CARLTON FIELDS	ATLANTA ORLANDO ST PETERSBURG TALLAHASSEE TAMPA WEST PALM BEACH	MIAMI
ATTORNEYS AT LAW

Linda C. Frazier 305.530.4046 direct lfrazier@carltonfields.com	4000 International Place 100 S E Second Street Miami, Florida 33131-2114 P.O. Box 019101 Miami, Florida 33131-9101 305.530.0050 305.530.0055 fax www.carItonfields com
August 6, 2008

VIA EDGAR Mr. Craig D. Wilson Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Health Systems Solutions, Inc.
Form 10-K for the year ended December 31, 2007
File No. 000-27197
Our File No. 52570.39260

Dear Mr. Wilson:

This law firm represents Health Systems Solutions, Inc. (the “Company”). In this regard, we have been provided a copy of your letter dated July 23, 2008 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. We are currently working with the Company’s management on a response to your letter; however, management is also working diligently on its Form 10-Q for the period ended June 30, 2008. The Company anticipates that it will have a response to your letter by Wednesday, August 27, 2008.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 305-530-4046 or at the address indicated above.

Sincerely,

Linda C. Frazier

cc:	Mr. Stanley Vashovsky
Mr. Michael G. Levine
Robert S. Herbst, Esquire